Filed by 1295908 B.C. Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Legato Merger Corp.

(Commission File No. 001-39906)

Investor Presentation Proposed Transition to Making Greener Steel May 2021

1 Disclaimer (1/2) Disclaimer Legato Merger Corp. (“Legato”) is holding presentations for certain of its stockholders, as well as other persons who might b e i nterested in purchasing Legato’s securities, regarding its proposed merger with Algoma Steel (“Algoma” or the “Company”). EarlyBirdCapital (“EBC”) acted as managing underwriter of Legato's initial public offering (“IPO”) and as Legato's investment banker and will re ceive a fee upon consummation of the merger. EBC, BMO Capital Markets (“BMO”) and Maison Placements Canada (“MP”) are acting as Legato's investment bankers and will receive fees upon consummation of the merger. Jef fer ies LLC (“Jefferies”) is acting as Algoma's financial advisor and will receive a fee upon consummation of the merger. Legato, Algoma and their respective directors and executives officers, EBC, BMO, and MP may be deemed to be participants in t he solicitation of proxies for the special meeting of Legato’s stockholders to be held to approve the merger and related matters. Information regarding the persons who may, under the rules of the U.S. Securities and Exchange Commission (the “SEC” ), be deemed participants in the solicitation of the stockholders of Legato in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in Algoma’s pr ospectus as well as Legato’s proxy statement (the “Proxy Statement/Prospectus”) described below when it is filed with the SEC . Additional information regarding Legato’s directors and executive officers can also be found in Legato’s final prospectus dat ed January 19, 2021 relating to its initial public offering (the “Legato Final Prospectus”). These documents are available free of charge as described below. Additional Information and Where to Find It This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, b uy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchas e, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed transaction between Algoma and Legato, Algoma will file with the SEC a registration statement on Form F - 4 which will include Algoma’s prospectus as well as Legato’s proxy statement (the “Proxy Statement/Prospectus”). Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with th e transaction once available. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABL E B ECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALGOMA, LEGATO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Pr oxy Statement/Prospectus (when available) and other documents filed with the SEC by Algoma and Legato through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obt ain free copies of the documents filed with the SEC by contacting Legato at Legato Merger Corp., 777 Third Avenue, 37th Floor, New York, New York 10017 or Algoma at Algoma Steel Inc., 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4. Notice Regarding Algoma Steel Inc. Algoma Steel Inc. was incorporated in 2016 solely for the purpose of purchasing substantially all of the operating assets and li abilities of Essar Steel Algoma Inc. and its subsidiaries in connection with a restructuring under the Canadian Companies' Creditors Arrangement Act. The purchase transaction was completed on November 30, 2018. Prior to November 30, 2018, the Compa ny had no operations, and was capitalized with 1 common share with a nominal value. Unless otherwise indicated or the context otherwise requires, in this document, all references to the “Company,” “us,” “we” and “our” refer to Algoma St eel Inc., its parent corporation, and its consolidated subsidiaries and all references to “Essar Steel Algoma” and “Old Steelco” mean Essar Steel Algoma Inc. and its consolidated subsidiaries. The Company’s and Old Steelco’s fiscal year end is as of Marc h 3 1 of each calendar year. All financial and other data for periods ending as of or prior to November 30, 2018 relate to Old Steelco and all financial and other data for periods subsequent to November 30, 2018 relate to the Company. Financial and ot her data for the FY 2019, the fiscal year ended March 31, 2019, are a pro forma combination of the financial and other information of Old Steelco for the eight - month period ended November 30, 2018 and the financial and other information of the Com pany for the four - month period ended March 31, 2019. Neither the combined information or the financial information of Old Steelco are indicative of the results of the Company had the Company acquired Old Steelco on April 1, 2018. Forward - Looking Statements This document includes forward - looking statements within the meaning of applicable securities legislation, including the “safe h arbor” provisions of the United States Private Securities Litigation Reform Act of 1995, in addition to historical informatio n. These forward - looking statements are included throughout this document and relate to matters such as the merger between Algoma a nd Legato, the PIPE investment in connection with the merger, our business strategy, including with respect to the proposed transformation of Algoma to an electric arc furnace producer, our ability to secure other funding necessary to fund suc h transformation; the economy, including future demand for our products; our industry, including with respect to steel prices; our goals and expectations concerning our market position; our future operations, margins, profitability, capital exp end itures, liquidity and capital resources and other financial and operating information., including projections and forecasts regarding our financial and operational performance in future periods such as projected capital expenditures, projected reven ue, projected EBITDA (including CY 2021P EBITDA) and projected Adjusted EBITDA, projected steel shipments by product, projected steel prices, projected costs and projected headcount. We have generally used the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “fut ure ,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “will” and similar terms and phrases to identify forward - looking statements in this document. Forward - looking statements reflect our current expectations regarding future events, results or out comes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows. Although management believes that expectations reflected in forwar d - looking statements are reasonable, such statements involve risks and uncertainties and should not be regarded as a representation by the Company or Legato or any other person that the anticipated results will be achieved. The Company and Le gat o caution you not to place undue reliance upon any such forward - looking statements, which speak only as of the date they are made. Our forward - looking statements are not guarantees of future performance, and actual events, results and outcomes may differ mate rially from our expectations suggested in any forward - looking statements due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following: the risk that the benefits of the trans act ion may not be realized; the risk that the transaction may not be completed in a timely manner or at all; the failure to sati sfy the conditions to the consummation of the transaction, including the failure of Legato’s stockholders to approve and adopt the me rge r agreement or the failure of Legato to satisfy the minimum cash condition following redemptions by its stockholders; the inability to complete the PIPE investment in connection with the transaction; the occurrence of any event, change or other ci rcu mstance that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be initiated following announcement of the transaction; the effect of the announcement or pendency of the transaction on Algoma’ s b usiness relationships, operating results and business generally; risks that the proposed transaction could disrupt current plans and operations of Algoma; the risks associated with the steel industry generally; the ability of Algoma to implement an d r ealize its business plans, including Algoma’s ability to make investments in electric arc steelmaking; the risk of downturns and a changing regulatory landscape in Algoma’s highly competitive and cyclical industry; foreign exchange rates; future resu lts of operations; future cash flow and liquidity; future capital investment; the impact of the foregoing items on our debt service obligations; our ability to operate our business, remain in compliance with debt covenants and make payments on our i nde btedness with a substantial amount of indebtedness; restrictive covenants in debt agreements limit our discretion to operate our business; plant operating performance; upgrades to our facilities and equipment; our research and development act ivi ties; our ability to source raw materials and other inputs at a competitive cost; debt financing, government or regulatory accommodation for key operational inputs and other current or future compliance requirements, ability to supply to new custom ers and markets; our ability to effectively manage costs; our ability to attract and retain key personnel and skilled labor; our ability to obtain and maintain existing financing on acceptable terms; changes in laws, rules and regulations, including inte rna tional trade regulations; growth in steel markets and industry trends; significant domestic and international competition; increased use of competitive products; a protracted fall in steel prices; global and North American product demand; excess ca pac ity, resulting in part from expanded production in China and other developing economies; low - priced steel imports and decreased trade regulation; protracted declines in steel consumption caused by poor economic conditions in North America or b y t he deterioration of the financial condition of our key customers; increases in annual funding obligations resulting from our under - funded pension plans; supply and cost of raw materials and energy; currency fluctuations, including an increase in the value of the Canadian dollar against the United States dollar; environmental compliance and remediation; unexpected equipment failures and other business interruptions; a protracted global recession or depression; and changes in general econ omi c conditions, including as a result of the COVID - 19 pandemic. Any one of these factors or a combination of these factors could materially affect our future results of operations and could influence whether any forward - looking statements ulti mately prove to be accurate. Our forward - looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those suggested in any forward - looking statements. We undertake no obligation to update these statements unless we are required to do so under applicable securities laws.

2 Disclaimer (2/2) Market and Industry Data and Forecasts This document includes market share, ranking, industry data and forecasts that we obtained from industry publications and sur vey s, public filings and internal Company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the ac curacy or completeness of included information. We have not independently verified any of the data from third - party sources, nor have we ascertained the underlying economic assumptions relied upon therein. While we are not aware of any misst ate ments regarding our industry data presented in this document, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Forward - Looking Statements” above. Neit her the Company nor Legato guarantee the accuracy or completeness of such information contained in this document. Presentation of Financial Information All of our financial information is presented in Canadian dollars, except as otherwise indicated. The Company’s functional cu rre ncy is the US Dollar. The Company’s financial statements are reported in Canadian Dollars. Assets and liabilities are translated into Canadian Dollars using the prevailing exchange rate at the end of the period. Income and expense items are tr ans lated into Canadian Dollars using the average exchange rate over the period. Certain amounts reported in Canadian Dollars have been converted to US Dollars at the exchange rates stated in this presentation. Our and Old Steelco’s financial sta tements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). IFRS differs in certain material respects from U.S. generally accepted acc oun ting principles (“U.S. GAAP”) and, as such, our and Old Steelco’s financial statements are not comparable to the financial statements of U.S. companies prepared in accordance with U.S. GAAP. Non - IFRS Financial Measures In this document we use certain measures not recognized by the IFRS to evaluate the performance of the Company, or Old Steelc o. These terms do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. The term “EBITDA” and “Adjusted EBITDA” are financial measures utilized by the Co mpany that are not defined by IFRS. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies. Readers are encouraged to consider thes e f inancial measures in the context of the Company’s and Old Steelco’s results under IFRS, as provided in the Company’s and Old Steelco’s financial statements. EBITDA, as defined by the Company, refers to earnings before interest, taxe s, amortization, foreign exchange, interest income, carbon tax expense and certain exceptional items. Adjusted EBITDA, as defined by the Company, refers to EBITDA before tariff expense and capacity utilization adjustment. EBITDA and Adjusted EB ITD A are not recognized measures for financial statement presentation under IFRS. EBITDA and Adjusted EBITDA are not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as an alternative to ne t e arnings, cash flow from operations, or any other measure of performance prescribed by IFRS. EBITDA and Adjusted EBITDA, as defined and used by the Company, may not be comparable to EBITDA and Adjusted EBITDA, as defined and used by other co mpanies. We consider EBIT DA and Adjusted EBITDA to be meaningful measures to assess its operating performance in addition to IFRS measures. They are included because we believe they can be useful in measuring its ability to se rvice debt, fund capital expenditures, and expand its business. EBITDA and Adjusted EBITDA are also used by analysts and our lenders as measures of our financial performance. EBITDA and Adjusted EBITDA have limitations as analytical tools and sh ould not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Some of these limitations are: they do not reflect cash outlays for capital expenditures or co ntractual commitments; they do not reflect changes in, or cash requirements for, working capital; they do not reflect the finance costs, or the cash requirements necessary to service interest or principal payments on indebtedness; they do not refl ect income tax expense or the cash necessary to pay income taxes; although depreciation and amortization are non - cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBI TDA do not reflect cash requirements for such replacements; they do not reflect the impact of earnings or charges resulting from matters we believe not to be indicative of our ongoing operations; and other companies, including other compan ies in our industry, may calculate these measures differently than as presented in by us, limiting their usefulness as comparative measures. Because of these limitations, EBITDA, Adjusted EBITDA and the related ratios should not be considered a s m easures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results using EBITDA and Adjusted EBITDA only supplementally. For a reconc ili ation of EBITDA and Adjusted EBITDA to Net Income, please see page 38. Cautionary Note Regarding Preliminary Estimated Financial Data This presentation contains preliminary estimated financial data for the Company’s fourth quarter and fiscal year ended March 31, 2021 (“Preliminary Estimates”) marked as “Q4 FY2021E,” “FY2021E” and other variations thereof. The Preliminary Estimates are subject to change and are not necessarily indicative of the Company’s actual financial performance for such per iod s. Readers are cautioned that actual results may differ materially from the Preliminary Estimates and, accordingly, should not place undue reliance on the Preliminary Estimates. The Preliminary Estimates are based on assumptions, estimates a nd judgments that have been made with currently available information. Such assumptions, estimates and judgments are inherently uncertain and are subject to a wide variety of risks and uncertainties that could cause actual results to diff er materially from the Preliminary Estimates. The inclusion of the Preliminary Estimates is not and should not be regarded as a representation by any person that the Preliminary Estimates will be achieved. The Preliminary Estimates are subject to the cl osi ng of the quarter and finalization of accounting procedures, and should not be viewed as a substitute for full quarterly and annual financial statements prepared in accordance with IFRS. Neither the Company’s independent auditors nor any other person ha s compiled, examined or performed any procedures with respect to the Preliminary Estimates and no such person has expressed any opinion or any other form of assurance on the Preliminary Estimates or their achievability, or assumes any res ponsibility for the Preliminary Estimates. Preliminary estimates of net income (loss) and other amounts necessary to reconcile EBITDA to net income (loss) for the Company’s fourth quarter and fiscal year ended March 31, 2021 are not yet avail abl e. Consequently, no reconciliation of EBITDA to net income (loss) for such periods is included in this presentation. Cautionary Note Regarding Projections and Other Financial Data This presentation contains projected financial and other information for the Company for the years ending December 31, 2021 a nd 2022 as well as for the fiscal years ending March 31, 2022 through March 31, 2030 which you will find in this document marked as “CY2021P,” “CY2022P,” “FY2022P,” “FY2023P,” “FY2024P,” “FY2025P,” “FY2026P,” “FY2027P,” “FY2028P,” “FY2029P,” “FY20 30P ” and other variations thereof. These periods are not yet complete and all information related to such periods are only projections, are not historical information and do not reflect the Company’s actual results for such periods . S uch projected financial information constitutes forward - looking information and is for illustrative purposes only, and should no t be relied upon as necessarily being indicative of future results. Such projections are based on assumptions, estimates and ju dgm ents that have been made with currently available information. Such assumptions, estimates and judgments underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, econ omi c, competitive and other risks and uncertainties that could cause actual results to differ materially. This presentation also contains illustrative financial data based on realized sales prices. Actual results may differ materially from the results contemplated by the projected financial information, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. The independent auditors of the Company have not audited, reviewed, compiled, or performed an y procedures with respect to the projections, and accordingly, did not express an opinion or provide any other form of assurance with respect thereto.

ALGOMA STEEL INC.

Transaction Summary

ALGOMA



Michael McQuade
Chief Executive Officer



Rajat Marwah
Chief Financial Officer



John Naccarato
VP Strategy & General Counsel

LEGATO MERGER CORP



David Sgro
Chief Executive Officer



Eric Rosenfeld
Chief SPAC Officer

Summary of Proposed Transaction

- Algoma Steel Inc. (“Algoma”) is a leading Canadian flat-rolled steel producer
- Legato Merger Corp (Nasdaq:LEGO) (“Legato”) is a publicly-listed special purpose acquisition company with ~$236 million cash held in trust; Legato’s management team has:
  - Successfully closed five prior SPAC transactions in the industrials space
  - Deep understanding of the Canadian market having served on the Boards of 17 Canadian public companies
- The business combination of Algoma and Legato will provide cash to fund strategic initiatives for Algoma, including a proposed transformational investment that would convert Algoma from a Blast Furnace producer into an Electric Arc Furnace (“EAF”) producer
  - Provides the flexibility to improve product mix and reduce production costs, driving significant top and bottom-line growth
  - Improves the environmental footprint of Algoma via substantial reduction in carbon emissions to become the cleanest producer of steel in Canada

$1.7bn(1)
Pro Forma Enterprise Value (TEV)

1.9x(1)
Pro Forma TEV / CY2021P EBITDA

$150mm
Potential EBITDA benefit from $500mm EAF Investment

70%
CO2 Reduction Potential (~3mm tonnes per annum)

All figures used throughout the presentation are presented in US$ terms unless otherwise noted.
(1) TEV includes 37.5 million earnout shares. Based on CY2021P EBITDA of US$901 million. Refer to pages 5 and 6 for additional details.

3

Algoma Is an Ideal Opportunity for Legato

ALGOMA STEEL INC.

Leading North American Steel Producer

- Leading Canadian flat-rolled steel producer, producing ~2.4mm tpa of hot rolled coil and plate steel for Canadian and U.S. markets
- 3rd largest producer of steel in Canada and the sole Canadian producer of plate products
- One of the lowest-cost steel producers in North America; $245mm EBITDA of avg. from FY'18-'20 with industry leading margin profile
- Benefits from advantaged geographic position, modern equipment, high quality product mix and stable blue-chip customers
- Highly experienced management team that has successfully managed through all market environments and optimized the business

Transformational EAF Investment Achieves ESG Goals

- The proposed $500 million EAF investment is a transformational opportunity for Algoma with a number of value enhancing characteristics
- Expected to improve EBITDA by ***~$150mm per year*** (the majority of that benefit realized by 2024)
- Potential to enhance Algoma's capacity to +3mm tons per year, and provide the ability to pursue higher value-add product mix with a more flexible operating footprint
- Would substantially reduce carbon emissions (~70% reduction – equivalent to decommissioning a coal power plant), allowing Algoma to become one of the greenest producers of steel in North America

Numerous Near- and Medium-Term Catalysts

- Highly Attractive Steel Market: Steel prices at all-time highs, with HRC reaching +$1,500/ton. Market is supported by demand from infrastructure, automotive and construction end markets which are driving expectations for continued strength
  - Expected to generate **$901mm of EBITDA in CY2021P**
- Cost Cutting: Cost cutting initiatives launched in 2020 expected to deliver $44mm of annual savings through CY2021
- LMF2 Facility: Completed Feb-2021, provides $25mm of additional EBITDA by delivering 100kt of new capacity and enhances steel grades
- Plate Mill Modernization: $35mm of EBITDA by 2022 via 350kt of incremental high-quality plate capacity

Attractive Valuation

- Algoma valued at 1.9x TEV(1) / CY'21E EBITDA, which represents an attractive entry point relative to Algoma's peers that currently trade at 4.2x(2)
- Well capitalized balance sheet and tax assets position Algoma to generate meaningful cash flow
- EAF transformation could provide catalyst for valuation uplift – EAF producers historically trade at a 1.0x premium to BF producers

Note: All figures shown in US$, projected figures converted from CAD to USD at a 1.26 FX rate and historical figures converted at average exchange rate over the period.
(1) TEV includes 37.5 million earnout shares. Refer to page 6 for additional details.
(2) Peer group represents North American integrated steel producers: Cleveland-Cliffs, United States Steel and Stelco. Refer to page 7 for further details.

4

Proposed Transaction Overview

ALGOMA STEEL INC.

Estimated Sources & Uses (US$mm)

Sources:	
Shares Issued to Algoma Shareholders	$1,125
Estimated SPAC Cash in Trust(1)	$236
PIPE(2)	$100
Total Sources	**$1,461**
Uses:	
Upfront Equity Consideration to Algoma Shareholders	$750
Contingent Shares to Algoma Shareholders(3)	$375
Estimated Fees & Expenses(4)	$30
Cash to Balance Sheet	$306
Total Uses	**$1,461**

Illustrative Pro Forma Valuation (US$mm, except per share)

Share Price:	$10.00
Total Shares Outstanding(3)	152.8
Equity Value	**$1,528**
Less: Pro Forma Cash(6)	($323)
Plus: Debt	$502
Total Enterprise Value (TEV)	**$1,707**
Implied Multiple on CY2021P EBITDA ($901)	***1.9x***

Illustrative Pro Forma Ownership (mm shares)

Algoma Shareholders (Upfront)	75.0
Algoma Shareholders (Earnout)(3)	37.5
Total Algoma Shareholders	**112.5**
Sponsor Shareholders(5)	6.7
PIPE Shareholders(2)	10.0
Public Shareholders(1)	23.6
Total Shares Outstanding	**152.8**



Existing Algoma Shareholders: 74%
PIPE Investors 7%
Public SPAC Owners 15%
Sponsor 4%
Earnout 25%
Upfront Consideration 49%

(1) Cash in Trust and Pro Forma Ownership reflects 23.575m Public Shares issued during Legato's IPO. Assumes no redemptions.
(2) Reflects private placement of $100 million at $10.00/share (10 million shares) to be funded concurrently with closing.
(3) Transaction structure inclusive of full earn-out consideration based on expected CY2021P EBITDA of $901mm. See page 6 for details of Algoma's earnout.
(4) Estimated fees and expenses inclusive of all fees and expenses related to the business combination (including M&A and PIPE fes and expenses).
(5) Sponsor Ownership inclusive of 5.9m Founder Shares and 0.6m Private Shares and 0.2m Representative Shares.
(6) Inclusive of $17 million Algoma cash as of March 31, 2021.

Note: All figures in USD. All shares valued at $10.00/share. Analysis excludes warrants (Legato has 23.6mm public warrants and 0.6mm private warrants outstanding, all exercisable at $11.50/share). All balance sheet figures as of March 31, 2021 are converted from CAD to USD at a 1.26 FX rate. All projected figures are converted from CAD to USD at a 1.26 FX rate.

5

Algoma Shareholder Contingent Consideration Aligns Incentives with Public Shareholders

ALGOMA STEEL INC.

	Size (Shares)	Structure	Rationale
Earnings Based Incentive	15mm	100% if CY2021 EBITDA target of $674 million is reached	■ Compensates Algoma shareholders for delivering upon stated earnings targets in CY2021
Incremental Earnings/Share Price Based Incentive	22.5mm	33% @ $12.00/share(1) or CY2021 EBITDA of $750 million(2) 33% @ $15.00/share(1) or CY2021 EBITDA of $825 million(2) 33% @ $18.00/share(1) or CY2021 EBITDA of $900 million(2)	■ Provides Algoma shareholders with compensation for outperformance of earnings targets in CY2021 ■ Aligns Algoma shareholders and Public shareholder for the long-term upside and delivery of key initiatives

Algoma and Legato have structured a transaction with an upfront consideration plus two earnout incentives that demonstrates strong conviction in the business and aligns current and prospective shareholders in the long-term through the delivery of key transformational milestones

Algoma's existing shareholders (including Bain, GoldenTree, Barclays and Marathon) will roll 100% of their shares into the PF Algoma

(1) Subject to the Volume Weighted Average Price ("VWAP") of common stock exceeding the share price target for 20 consecutive trading days during the period beginning with Closing and ending with the five-year anniversary of the Closing.
(2) Shares issued for EBITDA performance are not "cliff" targets, Algoma shareholders to receive a percentage of shares based on a linear interpolation of actual EBITDA performance between the next lower EBITDA target (for $750 million EBITDA target, the next lowest being $674 million) and the earnout target for each bucket.

6

1.9x 5.4x 5.0x 4.2x 3.6x 2.6x 9.5x 8.2x 6.7x 6.8x 6.4x 7 Source: Company filings, Bloomberg. Note: Market data as of May 21, 2021. Estimates based on consensus estimates. Refer to pa ge 5 for additional details on transaction structure. (1) TEV includes 37.5 million earnout shares achieved. Refer to page 6 for further details. (2) Preferred stock issued to ArcelorMittal for acquisition of AMUSA valued as 58.3mm shares equivalen t. (3) Includes inventory monetization arrangement and mortgage payable as debt. Attractive Valuation Relative to North American Steel Peers Blast Furnace Steel Producers EAF Producers (2) (2) (3) TEV / EBITDA 2021E 2022E Algoma Steel (TEV / CY’2021P) Averages 2021E 2022E EAF 5.2x 8.8x Blast Furnace 3.5x 6.6x All Peers 4.2x 7.5x (1)

Algoma's Transformation

ALGOMA STEEL INC.

Emergence from CCAA (Nov-2018)

- Released from legacy environmental liabilities
- Special regulation fixed pension obligations
- Balance sheet restructured to provide sustainable capital structure
- Collective Bargaining Agreement through 2022

Algoma Today

- Investing over $200 million to update downstream operations: Ladle Metallurgy Furnace 2; DSPC Hot strip mill; Plate Mill Modernization
- New strategic (e.g. iron ore) supply agreements to 2024
- Cost cutting measures
  - ~$44 million in annual cost savings reductions
  - Fixed cost reductions and process optimization
- Well-positioned to take advantage of current strong steel markets and infrastructure spending programs
- CY2021P EBITDA of $901 million

EAF Opportunity

- Proposed $500 million investment in EAF steelmaking
- EAF has potential to provide ~$150 million of annual EBITDA uplift
  - ~$46/ton reduction of fixed conversion costs
  - $10/ton sustaining CapEx savings
- ~70% annual reduction in CO2 emissions from transition to EAF steelmaking
  - 3.0mm tonnes reduction of CO2 per annum
  - Elimination of all coal use in steelmaking over time
- Reduced exposure to iron ore pricing volatility
  - Iron ore would be replaced by readily available regional scrap supply

Source: Company Information. Note: All figures shown in US$, projected figures converted from CAD to USD at a 1.26 FX rate and historical figures converted at average exchange rate over the period.
(1) At FY18 – FY20 average HRC price of $685/ton.
(2) Based on FY18 – FY20 average Adjusted EBITDA.

8

Key Investment Highlights

10 Key Investment Highlights Premier Canadian Steel Producer and One of the Leading Flat Steel Producers in North America 1 Robust Steel Market Fundamentals and Favorable Long - Term Outlook Combined With Robust Go - to - Market Strategy to Enhance Shipment Potential Transformational Opportunity: Enhancing Profitability Throughout the Cycle and Meaningfully Improving Environmental Footprint Highly Experienced Management Team with Extensive Industry Experience Geographic Advantages, Flexible Low - Cost Operations, and High - Value Product Offering that Serves Blue Chip Customers Attractive Valuation Relative to North American Steel Peers 2 3 4 5 6

1

Premier Canadian Steel Producer...

ALGOMA STEEL INC.

Leading midsized North American Flat-Rolled Producer Located in the Great Lakes Region in Sault Ste. Marie, Ontario

- Raw steel capacity of 2.8mm tons (with incremental 0.9mm tons from idled blast furnace capacity) per year
- Broad range of high-quality finished sheet and plate steel for automotive, construction, energy, infrastructure and manufacturing end markets
- Expanded capabilities versus traditional Blast Furnace / Basic Oxygen Furnace ("BOF") competitors
  - Advanced 2.3mm ton Direct Strip Production Complex ("DSPC") is the newest thin slab caster with direct hot rolling capability in North America coupled to a BOF melt shop
  - Heat-Treated Plate facility provides a complete range of high-quality heat-treated products, including abrasion resistant, ballistic and other specialty plate applications
- Transformational EAF investment expected to improve product mix, reduce fixed costs, increase production capacity and improve environmental footprint
- Several other ongoing investments to boost profitability, including Plate Mill Modernization, LMF No. 2 and cost savings initiatives


Algoma
LEGEND
Top 10 Customer Locations
Iron Ore Sources

Historical Performance (FY end March 31)


Shipments (kt)
2,305
2,435
2,305
2,110
2,470
FY2018A
FY2019A
FY2020A
FY2021E (Ending 3/31/21)
CY2021P (Ending 12/31/21)


Steel Price ($/ton) / EBITDA Performance ($mm)
$717
$907
$642
$679
$1,224
$216
$473
$44
$150 +/-
$901
FY2018A
FY2019A
FY2020A
FY2021E (Ending 3/31/21)
CY2021P (Ending 12/31/21)
EBITDA ($mm)
Avg. HRC Price ($/ton)

Source: Company information. Note: All figures shown in US$, projected figures converted from CAD to USD at a 1.26 FX rate and historical figures converted at average exchange rate over the respective period. FY Q4 2021E performance is preliminary and subject to change.
(1) Automotive comprised of direct automotive customer sales and estimated service center sales to the automotive industry.

11

15% 15% 14% 16% 9% 8% 12 …and One of the Leading Flat Steel Producers in North America Source: Company information , Capital IQ, Bloomberg, Wall Street Research. (1) Represents CY2017 – CY2019. (2) Cleveland - Cliffs EBITDA Margin % based on Steel and Manufacturing Segment and is pro forma for the acquisitions of AK Steel and ArcelorMittal USA (as represented by ArcelorMittal NAFTA segment). 1 Algoma’s independence and strong performance provides flexibility and offers strategic value within the steel industry Highly Competitive Capacity Utilization . . . That Underpins High EBITDA Margins . . . Drives Low Cash Cost Position… Through - the - Cycle Capacity Utilization (%) (1) 91% 92% 85% 92% 67% 94% N.A. EAF Producers 2021 Cash Cost Curve – Hot Rolled Coil (BOF / EAF) $0 $200 $400 $600 $800 1 6 11 16 21 26 31 36 41 $/ton 100% 0% 50% 25% 75% Through - the - Cycle EBITDA Margin (%) (1) N.A. Blast Furnace Producers N.A. EAF Producers N.A. Blast Furnace Producers Lowest cost quartile Algoma Cumulative North American Production (%)

② The Proposed EAF Mill Would Transform Algoma's Operations…

ALGOMA STEEL INC.


Raw Materials
Materials Preparation
Ironmaking
Steelmaking
Blast Furnace Mill (Algoma Today)
Iron Ore
Limestone
Coal
Diagram
Description automatically generated
Scrap Metal
Blast Furnace
Basic Oxygen Furnace (BOF)
Capacity
2,800kt(1)
EAF Mill (Algoma 2024)
HBI/Pig Iron Optional
Scrap Metal
Electricity – Ontario power supply largely zero carbon
Electric Arc Furnace (EAF)
3,700kt

Expected Benefits

- ✓ +900k tons of incremental liquid steel capacity
- ✓ ~70% fewer total CO2 emissions (3 million tonne annual reduction in CO2)
- ✓ Utilizes recycled scrap steel as feedstock, rather than volatile met coal and iron ore
- ✓ More flexible operations capable of responding dynamically to market conditions
- ✓ Lower fixed costs
- ✓ Significantly improves variable nature of cost structure
- ✓ Reduced sustaining CapEx
- ✓ Reduces potential impact of Canadian carbon tax regime

Expected to improve EBITDA by ~$150mm per year (majority of benefit realized by 2024)

Significantly simplifies inputs and production process

Source: Company information.
(1) Excludes BF#6 which is currently idled.

13

② ... Combining with Other High-Return Strategic Initiatives to Meaningfully Enhance Algoma's Profitability...

ALGOMA STEEL INC.

EAF and Other Improvements Anticipated to Meaningfully Increase EBITDA Generation Through-the-Cycle

(US$mm)	Description	Annualized Benefit	CapEx[1]	Schedule
Cost Saving Initiatives	■ Ongoing cost-cutting initiatives ■ 200+ projects identified ■ 3rd party hired to review operational efficiency	~$44	--	2020: ~60% 2021: 100%
LMF No. 2	■ Completed new 2.1mm ton ladle metallurgy furnace in February 2021 ■ Unlocked 100k tons of additional capacity ■ Adds more advanced grades of steel to product mix	~$25	~$35	Feb-2021
Plate Mill Modernization	■ Overhaul and optimize plate mill to improve reliability and quality ■ Additional plate capacity of up to 350kt ■ New grades capability unlocks new end markets	~$35	~$70 *($63 remaining)*	Quality: Nov-2021 Volume: Oct-2022

EAF Investment Expected to Enhance Cost Flexibility and Smooth Future Earnings with majority of benefit realized by CY2024



Through-the-Cycle (FY'18 – FY'20)
Shipments: ~2.4 million tons
Adj. EBITDA / ton: ~$104 / ton
$245
$44
$25
$35
$150
($38)
$460
Through-the-Cycle Adj. EBITDA (FY'18 - FY'20)
Cost Saving Initiatives
LMF Investment
Plate Modernization Investment
EAF Investment
Increased Profit Sharing
Through-the-Cycle EBITDA Potential
Completed
Ongoing
Pending

Roadmap to Long-Term Upside

- Eliminate bottlenecks and optimize capacity in the hot end
- Boost rolling mill capacity utilization
- Enhance value-add grades and processing capabilities for sheet and plate
- Provide advanced environmentally-friendly steels to ESG- sensitive market sectors
- Algoma is an excellent platform for M&A, with focus on opportunities to enhance EAF strategy

Source: Company information. Note: FYE 31 March. All figures shown in US$ and converted from CAD to USD at a 1.26 FX rate.
(1) Net of government support.

14

15 Source: Company information. Note: FYE 31 March. All figures shown in US$, projected figures converted from CAD to USD at a 1 .26 FX rate and historical figures converted at average exchange rate over the period. (1) FY2018 – FY2020. (2) Inclusive of $17 million Algoma cash as of March 31, 2021, $236 million Legato cash as of January 25, 2021 assuming no redemp tio ns and $100 million PIPE investment, net of $30 million in fees and expenses. Includes impact of earnout shares; refer to page 6 for additional details. Historical Through - the - Cycle Adj. EBITDA (1) $245 $297 $460 $842 $1,158 $1,475 $1,792 $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 $1,600 $1,800 $685 $600 $685 $900 $1,100 $1,300 $1,500 EBITDA (US$ million) HRC Price (US$/ton) Potential Long - term EBITDA Generation FY2018 - FY2020 Avg. HRC Price (avg. FY18 - FY20) 2 … with the Benefit Improving Algoma’s Performance Throughout the Steel Price Cycle 5.7x 1 .2x 3.7x 2.0x 1 .5x TEV / EBITDA (2) 7.0 x HRC forward price >$1,500/ton through July 2021 1.0x

② EAF Transition Would Materially Improve Algoma's Environmental Footprint

ALGOMA STEEL INC.

Environmental Strategy

- EAF production would unlock significant environmental benefits – EAF steelmaking generates substantially less CO2 and other air pollutants compared to Blast Furnace producers
- 3.0mm metric tonnes anticipated reduction (~70%) of carbon GHG emissions[1] representing:
  - ✓ **11% of the Canadian Federal 2030 Paris Agreement target**
  - ✓ **100% of the provincial 2030 target**
  - ✓ **75% reduction in emissions per net ton**

Improving Algoma's Environmental Profile Provides Long-Term Advantages

- ✓ Algoma expected to become the cleanest producer of steel in Canada
- ✓ Improves competitiveness for government spending programs where ESG is a criteria
- ✓ Improves profile with select customers who are similarly ESG focused
- ✓ Improves employee engagement

		Reduction[1]	% Reduction
GHG Emissions	CO2	3.0mm tonnes	70%
	CO2/NT production	1.33 tonnes	75%
SOx emissions		4,060 tonnes	82%
NOx emissions		1,604 tonnes	52%
Stack and Fugitive Emissions		Complete elimination of Stack and Fugitive Emissions	100%

Source: Company information. Note: All years refer to calendar year unless otherwise specified. Expected environmental benefits from the EAF are based on projected estimates for Algoma, using published data sources for similar technologies.
(1) Based on current production versus forecasted production of 3.0mm tons of steel shipments produced under EAF configuration.

16

3

Strategically Located on the Great Lakes in Close Proximity to Customers and Suppliers

ALGOMA STEEL INC.

Location Relative to Key Customers


Algoma
Freight Ranges (US$/t):
$30 - $35
$35 - $60
$65 - $80
$85 - $100
Over $100
Top 10 Customer Locations

- Located close to key steel consuming regions of the U.S. - Midwest and Northeast and Canada - Southern Ontario
- ~70% of customers located within a 500-mile radius of Algoma, including an established local service center customer base


Canada
Minorca
Cleveland-Cliffs
Minntac
US Steel
Superior
Northshore
Cleveland-Cliffs
Sault Ste. Marie
Geographic proximity to significant scrap trade flows including prime scrap
Tilden
Cliffs (100%)
Algoma
Huron
United Taconite
Cleveland-Cliffs
Keetac
US Steel
Hibbing
Cleveland-Cliffs (85.3%)
US Steel (14.7%)
Mesabi Metallics
Michigan
Toronto
U.S.
Detroit
Chicago
Rail Network
Iron Ore Mines
Ports – Iron Ore
Large Industrial Cities (scrap sources)

- On-site deep-water port facilitating access to low-cost transportation across Lake Superior
- Access to well-established rail links and multiple forms of transportation which allows it to negotiate competitive rates

Located on Lake Superior with access to barge, rail and road transportation, including an on-site deep-water port, Algoma has several options that allow for cost-effective transportation logistics

Source: Company Information.

17

18 Source: Company information. (1) Automotive comprised of direct automotive customer sales and estimated service center sales to the automotive industry. (2) Represents percentage of a trailing 7 - year average HRC CRU (USA Midwest Domestic HR Coil) Index, lagged one month. (3) Represents percentage of a 7 trailing 7 - year average AS Rolled CRU Index, lagged one month. High - Quality Products and Diversified Blue Chip Customer Base in Attractive End Markets P roduct A ttributes End M arkets W i d th R ange % NSR of CRU Index Hot Rolled Coil x High strength formable hot rolled grades x Broad width and strength capabilities ▪ Automotive ▪ Hollow structural product and welded pipe manufacturers ▪ Transportation ▪ Light manufacturing 1 06 " S trip Mill 30" – 96" DS PC 32" – 63" Sheet Products: 95 - 100% (2) Cold Rolled Coil x Commercial grades x High strength formable cold roll grades x Full hard grades (not annealed) ▪ Automotive ▪ Welded pipe manufacturers ▪ Transportation ▪ Light manufacturing 3 6" – 74" Plate x High strength, low - allo y grades x Abrasion resistant and heat treat grades x Only producer in Canada ▪ Fabrication industry - constructors or manufacturers of railcars, buildings, bridges off - highway equipment, etc. 72" – 152" Plate Products: 110 - 120% (3) • Product width and strength flexibility allows Algoma to serve a broad customer base across various end markets • Operational flexibility to adjust product mix to align with market pricing and customer demand, and maximize profitability • R&D investments support higher quality, lower cost products and drive value proposition for customers • Serves 200+ customers across multiple industries in North America with no single customer making up greater than 10% of sales Differentiated Product Offering With Flexibility To Meet Customer Needs FY2020 Product Shipment Mix Plate 14% Hot Rolled Sheet 80% Cold Rolled Sheet 6% FY2020 End Market Exposure FY2020 Geographic Sales Mix Service Centers 45% Automotive 35% Manufacturing / Construction 11% Tubular 9% United States 55% Canada 43% RoW 2% (1) 3

④ # Highly Experienced Management Team with Extensive Industry Experience

ALGOMA STEEL INC.

Name	Title	Joined Algoma	Years of Experience	Bio
 Michael McQuade	Chief Executive Officer	2019	37	• Previously served as VP, Finance and CFO of Stelco from 2007 to 2016, retiring as President in 2017 • Led the restructuring and sale of Stelco / U.S. Steel Canada while Under CCAA
 Rajat Marwah	Chief Financial Officer	2008	20	• Joined Algoma as Controller in 2008 • Previously served as Financial Controller of ArcelorMittal, Czech Republic and previously worked at KPMG
 John Naccarato	Vice President, Strategy and General Counsel	2019	30	• Served as Director of Market and Product Development at Algoma from 2003 to 2007 • Prior experience with Dofasco Inc. and as EVP and General Counsel for Bracknell Corporation
 Robert Dionisi	Chief Commercial Officer	1979	42	• Joined Algoma in 1979 and has held multiple progressive roles as General Manager or Plate and Shape Product Sales and General Manager of Service Centre and Fabrication Sales and Marketing
 Shawn Galey	Vice President, Production	1980	41	• 41 years of experience at Algoma across progressive levels of responsibility spanning superintendent and general manager of cokemaking, ironmaking, direct strip complex and corporate transformation projects
 Mark Nogalo	Vice President, Maintenance and Operating Services	1988	33	• 33 years of experience at Algoma service across a variety of positions spanning Operations, Engineering, Maintenance and Energy Management • Past Chair of the Algoma University Board
 Robert Wesley	Vice President, Human Resources	2018	35	• Previously worked as a consultant to the City of Toronto and held various senior HR positions including Director of Labour Relations for Brewers Distributing Limited, Director of Human Resources for Bombardier Aerospace, and Chief Labour Negotiator for Russell Metals

Source: Company information.

19

20 Strong Steel Market Fundamentals… Source: SteelBenchmarker, CME Group, Fastmarket. Note: Market data as of May 21, 2021. All years refer to calendar year unless otherwise specified. No liquid forward market exists for hot rolled plate. EBITDA and $/ ton figures shown in US$, figures converted from CAD to USD at a 1.26 FX rate. 5 Robust CY 2021 Performance Expected Historical Hot Rolled Coil Prices (US$/ton) 2,101 $522 2,470 $971 Shipments (kt) Avg. Realized Price / Ton ($/nt) Current High Prices Benefit Future Contracted Volumes Spot 35% Contracted 65% CY2021P Price Mechanics • Contracts are volume commitments with CRU index prices on a one - and three - month lag basis • Given lag, higher prices today will benefit future contracted volumes • Spot volume is driven by lead time • Algoma pricing has a strong correlation to the Index on a lagging basis (typically 1 - 3 months) $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 $1,600 $1,800 2016 2017 2018 2019 2020 2021 $30 2.8% $901 37.6% EBITDA ($m) EBITDA Margin (%) Profitability Shipments and Pricing CY 2020 CY 2021P • Algoma has already locked in highly attractive sales prices through September 2021 and is expecting a very strong CY2021 Historical Hot Rolled Plate Prices (US$/ton) $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 2016 2017 2018 2019 2020 2021 $1,512 $1,209

Tariffs Have Reduced Overall U.S. Imports, while Canada has Become a Larger Supplier to the US Market 21 Note: Press Releases, IHS, Baker Hughes, EIA, US Census. … and Favorable Long - Term Outlook 5 Attractive Trends in Key End Markets Strong Tariff Protection for the North American Market Energy Automotive Construction • Significant proposed North American infrastructure spending, including: – ~$2 trillion infrastructure and jobs package in the U.S. – $70 to $100 billion of federal infrastructure stimulus expected in Canada • Automotive markets are recovering from impact of COVID - 19 • Automotive production in North America expected to increase by 24% in 2021 • ~35% of Algoma’s sales • Use of steel in renewable resource generation (wind) becoming a more important driver of demand • Global O&G rig counts and energy prices recovering • In March 2018, the U.S. established 25% tariffs on imports of steel, including steel imported from Canada • In October 2018, Canada put in place similar 25% tariffs to avoid dumping from imports displaced from the U.S. market • As part of the United States – Mexico – Canada Agreement (“USMCA”), the tariffs on Canadian steel were repealed in May 2019 in exchange for a monitoring mechanism – Algoma benefits from access to sell into the protected U.S. market and resulting higher steel prices – Additionally, the USMCA put in place “melt & pour” requirements on several products, mandating that steel is North American - sourced to qualify for duty - free treatment ▪ For example, motor vehicles must now contain +70% North American steel content, providing Algoma additional protection in North America for its single largest end market 33.0 32.9 38.0 33.7 27.5 22.0 15.9% 15.5% 14.9% 16.8% 18.4% 21.6% 14% 16% 18% 20% 22% 0.0 10.0 20.0 30.0 40.0 2015 2016 2017 2018 2019 2020 (% of US Imports from Canada) (Million tons)

5 ...Combined With Robust Go-To-Market Strategy to Enhance Shipment Potential

ALGOMA STEEL INC.

Algoma Strategy / Advantages

- ✓ Displacement of imports in the plate and sheet markets
- ✓ Drive sales into tubular and automotive end markets via robust commercial relationships
- ✓ Enhance value proposition for customers
- ✓ Expanded plate mill capacity and capabilities as part of the modernization program
- ✓ Cut-to-length (CTL) line under review to broaden plate product offerings

Underpinned by Strong Growth in Key End Markets



% of FY2020 Shipments[4]
Automotive[1]
4.0%
35%
Manufacturing[2]
4.6%
11%
Tubular[3]
6.1%
9%

Plate Strategy: Algoma is Well Positioned to Displace Plate Imports into Canada

- Market opportunity unlocked by plate mill modernization program:
  - ✓ Adds incremental 350k tons of plate capacity
  - ✓ Enhances grades and qualities – expanding end market opportunity

Canadian Steel Plate Demand by Source (~782k ton, annually)[5]



Historical Average
Algoma 28%
Imports - RoW 40%
Imports - U.S. 32%
350k tons of incremental Algoma production
Target
Imports - Total 27%
Algoma 73%

Sheet Strategy: Targeted Approach to Expand Sheet Sales

- Focused approach to expand sales to key tubular customers and direct Automotive sales

Expected Incremental Demand by Customer (k tons, annually)



60
180
60 - 120
~100 - 120
400 - 480
Customer based in Sault Ste. Marie
Based on new Auto programs ramping in 2022
Customer A
Customer B
Customer C
Direct Auto Sales
Identified Sales Opportunities
Tubular (300-360k tons)

- Strong growth in key end markets and large market size (US/Canada HRC market of 31.6 million tons in 2019[6], of which Algoma is only ~6%)

Source: Fitch Solutions, BMI, EIA, Fastmarkets, Company Information,
(1) Based on forecasted Canadian light vehicle production from 2020 to 2029. North American light vehicle production over the same period forecasted to grow at 2.7% CAGR. (2) Canadian construction value-add from 2020 to 2030. North American construction value-add over the same period forecasted to grow at 4.5% CAGR. (3) North American petroleum and other liquids consumption from 2020 to 2022. (4) Remaining 45% of shipments are sold to service centers, which may be resold to manufacturing or tubular end markets. (5) Based on Canadian market for 2019. (6) US / Canadian apparent consumption of HRC.

22

Financial Overview

24 Note: All figures are in USD converted from CAD to USD at a 1.26 FX rate. FY Q4 2021E performance is preliminary and subject to change. (1) Historical prices based on period average. Projections based on contract book and CRU projections / Future curve for HRC. (2) $16 million of Cost Savings already achieved in FY 2021. Strong Steel Market and Strategic and Cost - Cutting Initiatives Expected to Strengthen Algoma’s Performance FY2021 to CY2021 EBITDA Bridge (US$ millions) $150 +/ - $28 ~$25 $97 $684 ($83) $901 FY2021E EBITDA (ending 3/31/21) Incremental Cost Savings (achieved CY2021) LMF2 Benefits Volume Increase Pricing / Raw Material Spread Increased Profit Sharing CY2021P EBITDA (ending 12/31/21) $62 EBITDA / ton Further improvement to be achieved upon realization of Plate Mill Modernization (~$35 million) and EAF development (~$150 million) (2) K tons Shipped +/ - 2,110 $365 2,470 $679 HRC Price (1) $1,224

25 Note: FYE March 31. FY Q4 2021E performance is preliminary and subject to change. (1) Represents calendar year ending December 31, 2021. Historical and Projected Steel Shipments by Product Benchmark Prices Shipments (kt) Algoma Capacity Additions • EAF investment would provide +900kt of incremental liquid steel production, or 700kt of finished products • Plate Mill Optimization – completed by October 2022 – provides 700kt of plate capacity (350kt incremental capacity) • LMF2 completed in February 2021 unlocks ~100kt of DSPC capacity Commentary • FY2022P reflects recovery to pre - COVID demand levels • Algoma expected to gain market share in plate from US producers – Algoma is sole producer in Canada and Canada is net importer of 400 – 600kt of plate annually • Ability to capture incremental sheet sales based on: ▪ Strong infrastructure spending ▪ Normalization of trade relations within USMCA ▪ DSPC’s attractive cost position relative to other NA producers 2,001 2,077 1,988 1,766 2,124 2,151 2,041 2,238 2,339 2,339 304 358 317 344 346 351 526 595 612 694 2,305 2,435 2,305 2,110 +/ - 2,470 2,502 2,567 2,833 2,951 3,033 FY'18A FY'19A FY'20A FY'21E CY'21P FY'22P FY'23P FY'24P FY'25P FY'26P+ Sheet Plate (1)

26 Note: Figures are illustrative and shown in US$, converted from CAD to USD at a 1.2 6 FX rate . (1) Illustrative metal margin is calculated as Net Sales Realization minus raw material costs. (2) Fixed Costs include Labor, Consumables & Repairs, SG&A. (3) Includes outside processing, property taxes , variable consumables , profit sharing and other expenses . (4) Based on pro forma enterprise value of $1,707mm including contingent consideration shares. Refer to page 5 for additional details. (5) Sustaining C ap E x of $ 33 mm reflects long - term expectation of sustaining CapEx for the EAF and downstream finishing lines. (6) Based on current future pricing for Ju ne and July as of May 21, 2021. Strong Medium - Term Earnings Potential (based on CY2022E for Illustrative Purposes) FY2 01 8 - FY2 020 Avg. Price Current Price Environment (6) Assumed HRC Price (US $ /t on ) $600 $685 $700 $900 $1,100 +$1,500 CY2022E Sales Volume (mm ton ) 2.5 2.5 2.5 2.5 2.5 2.5 Metal Margin ($/ ton ) (1) $296 $378 $393 $588 $781 $1,166 Illustrative Spread over Raw Materials ($ mm) $753 $963 $1,002 $1,497 $1,989 $2,971 ( - ) Fixed Costs ($ mm) (2) ($339) ($339) ($339) ($339) ($339) ($339) ( - ) Energy Costs ($ mm) ($111) ($111) ($111) ($111) ($111) ($111) ( - ) Other ($ mm ) (3) ($141) ($153) ($155) ($183) ($212) ($268) CY2022E EBITDA ($ mm) $162 $359 $396 $863 $1,326 $2,252 Implied Multiple (TEV / CY’22E EBITDA) (4) 10.5x 4.7x 4.3x 2.0x 1.3x 0.8x Broker expectations for 2022 HRC range from $650/ton to $900/ton, with average of ~$728/ton CY2022 Avg. Steel Futures Price: +$1,025/ton

Projected Capital Expenditure Summary

(US$ millions, except per ton figures)

Projected Capital Expenditure Breakdown to Support Proposed EAF Transformation


$ CapEx / ton
$23
$37
$24
$94
$146
$39
$20
$13
$13
$15
$19
$11
$57
$85
$50
$234
$148
$32
$21
30
$4
$375
$296
$31
$23
22
$4
$5
$102
$49
$11
$10
23
$4
$57
$11
$15
28
$3
$5
$40
$11
21
$3
$4
$39
$11
21
$3
$3
$45
$11
28
$3
$59
$26
$11
19
$3
$33
$11
19
$3
FY2019A
FY2020A
FY2021E
FY2022P
FY2023P
FY2024P
FY2025P
FY2026P
FY2027P
FY2028P
FY2029P
FY2030P
Downstream Sustaining
BF/BOF Sustaining
EAF Sustaining
Plate Modernization and Other Growth
Environmental
EAF Development

Commentary

- Major one-time capital expenditures of ~$500 million from FY2022P – FY2024P related to EAF investment
  - Largest one-time capital outlay in FY2023P in order to start dual-alternating EAFs in FY2024P
  - Final $26 million in one-time CapEx to complete full transformation to EAF (initially targeted for FY2029P, but timing to be determined)
- $67 million for Plate Mill modernization from FY2022P – FY2024P
- Maintenance CapEx is comprised of downstream sustaining, sustaining primary and EAF sustaining
- EAF investment expected to lower average annual maintenance CapEx after implementation in FY2025P

Note: FYE March 31. Historical figures converted at average exchange rate over the period. Projections converted from CAD to USD at a 1.26 FX rate.

27

28 Note: FY Q4 2021E performance is preliminary and subject to change. (1) Figures converted at a 1.26 FX rate. (2) Libor Floor of 1.5% for Secured Term Loan. Secured Term Loan includes option to PIK at L + 950. (3) Inclusive of $236 million Legato cash as of January 25, 2021 and $100 million PIPE investment, net of $30 million in fees and ex penses, assuming no redemptions. Capital Structure Overview Pro Forma Capital Structure (1) ( US$ mi l l i on s ) SPAC Proceeds to Substantially Fund the Proposed EAF $573 $17 $306 + $250 ( $500 ) + $73 Existing Cash (Mar-31-21) Net Cash from SPAC & PIPE Additional Funding Required Total EAF Funds Less: EAF Capex PF Cash (3) Current (3/31/21E) xCY2021P EBITDA Transaction Adjustment (+ / - ) Pro Forma xCY2021P EBITDA Effective Rate Maturity ABL Revolver ($250.0) $71 0.1x -- $71 0.1x 2.29% Nov. 30, 2023 Secured Term Loan (2) 304 0.4x -- 304 0.4x 10.00% Nov. 30, 2025 Algoma Docks Term Loan Facility 61 0.5x -- 61 0.5x 5.26% May. 31, 2025 Government Loans 66 0.6x -- 66 0.6x 0.00% - 2.50% 2028 - 2031 Total Debt $502 0.6x $502 0.6x Less: Cash (3) (17) (306) (323) Net Debt $485 0.5x $179 0.2x CY2021P EBITDA $901

Supplemental Materials

Algoma's Manufacturing Capabilities

ALGOMA STEEL INC.

	Technical specifications	Age	Competitive advantage	Highlights
Coke Making Facilities	• Comprises 3 batteries: – #7 battery (60 ovens) – #8 battery (60 ovens) – #9 battery (57 ovens)	• #7 battery: ~62 years • #8 battery: ~52 years • #9 battery: ~41 years	• On-site coke production caters to ~90% of total coke requirement	• Annualized production capability of • ~0.8mm tons
Iron Making Facilities	• Two blast furnaces: BF #7; BF #6 (currently idle) • BF #7 Hot metal capacity of ~2.8mm ton • BF #6 relining and stove rebuild completed in 2008	• BF #7: ~44 years • BF #6: ~65 years	• BF #6 can be re-started within a short period with low-start up costs • Continuous investments in BF #7 has improved productivity by ~1,000 tn/day	• Operational flexibility enhanced by two blast furnaces
Steelmaking Facilities	• Comprises two 260k ton Basic Oxygen Furnaces • Current liquid steel capacity of ~3.7mm tons annually (including 0.9mm from idle capacity of BF #6) • Two twin station Ladle Metallurgy Furnaces	• Basic oxygen furnaces: • ~46 years • Ladle metallurgy furnace: ~19 years • Ladle Metallurgy Furnace #2 – new	• Implementation of LMF#2 will provide improved buffering between casters and Blast Furnace and will avoid DSPC downtime caused by requirements of LMF Slab Caster heats	• Debottlenecking the secondary metallurgy area through the LMF#2
Direct Strip Production Complex (DSPC)	• Automated facility • Size range: gauges between 0.060" and 0.625" and widths between 32" and 63" • Current capacity of ~2.3mm tons annually	• DSPC: ~22 years	• One of the lowest-cost North American mills in terms of HRC conversion cost per tn • ~C$30-40/nt structural conversion cost advantage over peers due to reduced manpower, lower heating costs and improved yields	• Only DSPC attached to a blast furnace in North America • Consists of a state-of-the-art thin slab continuous caster which converts liquid blast furnace steel directly into coil
Slab Caster	• Comprises two twin strands of 8" thick slabs with a width range of 42" to 86" • Current capacity of ~2.0mm ton annually	• Slab caster: ~40 years	• Wider steel chemistry processing capabilities	• Ability to cast crack sensitive boron-alloyed and peritectic steel • Efficient grade change practice allowing changes to steel chemistry without interrupting the cast
Plate and Strip Mills	• 106" Strip Mill: produces strips up to 96" wide • 166" Plate Mill: produces plate up to 152" wide • Cold Mill Complex comprises: – 0.8mm ton pickling line – 0.35mm ton reduction mill – 0.25mm ton anneal furnace – 0.8mm ton temper mill	• 106" Strip Mill: ~46 years • 166" Plate Mill: ~54 years	• Only Combination Mill of its kind in North America • Both mills are widest of their kind in North America • Only heat treatment line in Canada	• 166" Plate Mill features a heat treat facility – Rated annual capacity of 240,000 tons

Source: Company information.

30

Algoma's Flexible, Low-Cost Operations Facilitates Optimization Across High Value Products

ALGOMA STEEL INC.

- ✓ Algoma produces a wide variety of products to serve diverse end-markets
- ✓ Algoma is the only plate producer in Canada with current capacity of 350-400kt and potential capacity of 700kt per year once debottlenecking initiatives are completed
- ✓ Algoma is the only integrated steel producer to operating a DSPC line, which provides a $30-$40/t competitive advantage
- ✓ DSPC positions the mill to seamlessly execute installation of EAF mills



% NSR of CRU Index
Entire System can be Replaced by proposed EAFs
(3,700kt)
2 EAFs (Liquid Steel)
Iron Ore
Coal
Coke Ovens
(900kt)
#7 Basic Furnace
(2,800kt)
#6 Basic Furnace (Idle)
(900kt)
Basic Oxygen Furnace (Liquid Steel)
(3,700kt)
LMF#1 (Liquid Steel)
(2,100kt)
LMF#2 (Liquid Steel)
(2,100kt)
1
2
Direct Strip Production Complex (upgraded)
(2,300kt)
Slab Caster
(2,000kt)
Cold Mill
Finishing (temper, recoiling trimming, cut-to length)
(460kt)
106" Strip Mill
3
166" Plate Mill
(700kt)
Plate Finishing
(Quench Heat Treat: 200kt)
(Tempering Heat Treat: 120kt)
BF6 provides Algoma flexibility to manage any future re-lines for BF7
Potential restart of BF6 could be achieved in ~6 months for ~$60mm
Algoma's current capacity is 350-400kt and should reach +700kt once plate mill investment is completed
Hot Rolled Coil
Cold Rolled Close Anneal
Hot Rolled Pickled & Oiled
Hot Rolled Processed
Hot Rolled Processed & Hot Rolled Cut-to-Length
Hot Rolled Coil
Abrasion Resistant Plate
As Quenched Plate
Quench & Tempered Plate
Normalized Plate
Sheet(1)
95-100%
Plate(2)
110-120%

Recent and Ongoing Initiatives

1. Addition of Ladle Metallurgy Furnace #2 (LMF #2): eliminated the bottleneck between steelmaking and casting facilities, enhances grades – **Completed (Feb-2021)**
2. DSPC upgrade: volume capacity has been increased to 2,300k tons from 2,100k tons with new grades capabilities – **Completed**
3. Plate Mill modernization: volume capacity will be raised to 700k tons from ~350k tons with new grades capabilities – **Stage 1 / 2 expected to be completed in October 2021 (Quality) / October 2022 (Volume)**

Source: Company information. Note: Current Algoma Steel process flow configuration.
(1) Represents percentage of a trailing 7-year average HRC CRU (USA Midwest Domestic HR Coil) Index, lagged one month.
(2) Represents percentage of a 7 trailing 7-year average AS Rolled CRU Index, lagged one month.

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Preliminary EAF Timeline and Capital Requirements

ALGOMA STEEL INC.

Overview

- The rollout of the EAF strategy would be rolled out based on availability of electricity in two phases:
  - Phase 1 (Interim): from the start of production to grid upgrade completion, the EAF would operate one furnace at a time using on-site cogeneration facility, LSP and local 230kV transmission upgrade
  - Phase 2 (Long-Term): after the completion of a power grid upgrade, the EAF would then operate both furnaces simultaneously
- Anticipate a 30-month construction timeline between permitting and commissioning

Algoma is Well-Prepared to Integrate the Proposed EAFs

✓ Algoma intends to contract with technology suppliers and engineering management consultants who have been active in constructing new EAFs in the United States

✓ Algoma currently has internal capabilities in constructing and operating EAF furnaces

✓ The Company's current operations will not be disrupted during the construction period, as the area of installation does not overlap our existing steelmaking footprint

✓ Decommissioning existing operations is not necessary to complete the construction/installation of the EAF furnaces. Decommissioning would be opportunistic

Build Phase: From now through CY2023: 2.8mm liquid steel tons capacity[1]

- ~$500 million CapEx for EAF build
- ~$20 million BF/BOF sustaining CapEx

Phase 1 Interim Process (Starting 2024) – 3.3mm tons liquid steel capacity

Coke Plant → #7 Blast Furnace → EAF #1 and #2

- #7 Coke Battery shut down
- BF#7 continues to operate at optimized, reduced levels to provide hot metal to supplement scrap

Phase 2 Long-Term Process – ~3.7mm liquid steel tons capacity

- #8 and #9 Coke Batteries shut down
- BF#7 shutdown
- Purchase HBI or other high quality metallics to supplement scrap
- ~$11 million EAF sustaining CapEx per year

HBI / Pig Iron → EAF #1 and #2

Scrap → EAF #1 and #2 → Rolling & Finishing

Source: Company information. Note: All years refer to calendar years. All figures shown in US$, projected figures converted from CAD to USD at a 1.26 FX rate.

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33 Source: Company information. Note: All figures converted from CAD to USD at a 1.27 FX rate as of December 31, 2020. (1) $382.2 million expire in 2038, $92.5 million expire in 2039 and $75.0 million expire in 2040. Significant Tax Attributes Available Tax Attributes as of December 31, 2020 (US$ millions) • As of December 31, 2020, Algoma has non - capital tax losses available of $536.4 million, which can potentially be used to reduce cash taxes paid • Long - dated tax assets with no expirations before 2038 (1) Owing to strong steel markets and strong EBITDA generation, Algoma expected to utilize a portion of its tax assets in CY2021 The proposed EAF investment would further reduce Algoma’s tax burden through accelerated depreciation $536 $134 Non-Capital Losses Available Tax Savings Potential 25% Canada Tax Rate

Algoma is a Dramatically Improved Operation over the Last 5 Years

ALGOMA STEEL INC.

	Algoma Then (circa 2015)	Algoma Steel (Present)
1 **Operational Improvements**	▪ Volume constraints at LMF, DSPC and Plate Mill with limited grade capability and average quality	✓ Upgraded DSPC Segment in June 2020 and the LMF#2 in February 2021 ✓ In the process of modernizing the Plate Mill ✓ $44 million in cost savings initiatives
2 **Capital Structure**	▪ Unsustainable leverage with ~$1.3 billion of total debt ▪ ~$172 million in annual interest expense	✓ ~$485 million of net debt (<1.0x CY2021P EBITDA) ✓ ~$35 million in annual cash interest expense[(1)] ✓ Generating significant cash flow to add liquidity and delever
3 **Supply of Raw Materials**	▪ Dispute with key iron ore supplier ▪ Ownership of port transferred via high-cost sale-leaseback arrangement	✓ 100% of iron ore requirements secured via long-term contracts with favorable market-linked pricing (3.9mm tons per year through 2024) ✓ Own the Port of Algoma (no sale-leaseback) ✓ Transition to EAF would add flexibility to raw material supply
4 **Pension & OPEB Liabilities**	▪ Substantial cash contributions of ~$65 million for pension liabilities	✓ Contribution of ~$6 million (C$8 million) per year following reaching 85% funded on pension plans (achieved on March-1-2021[(2)])
5 **Environmental Liabilities**	▪ Legacy environmental contamination issues	✓ Release on legacy environmental liabilities

Future of Algoma Steel

- $500 million proposed investment in Electric Arc Furnace (EAF) would provide $150 million EBITDA uplift, make Algoma the cleanest steel producer in Canada by lowering CO2 emissions by ~70%, and enhance stability of Algoma's profitability (reduces fixed costs and labor)
- Long-term through-the-cycle EBITDA of $460 million (including potential $150mm improvement from the EAF)

Source: Company information. Note: All figures shown in US$, unless noted. Projected figures converted from CAD to USD at a 1.26 FX rate and historical figures converted at average exchange rate over the period.
(1) Based on current capital structure. Excludes non-cash interest expense: unwinding of debt issuance costs, accretion on government loans and discounts on environmental liabilities.
(2) Based on internal Algoma estimates and is subject to plan audit and confirmation.

34

Structured Pension Plan Is Contractually Funded as of March 1, 2021

ALGOMA STEEL INC.

As of March 1st, 2021, Algoma's funded status on its hourly and salaried plans is now expected to be greater than 85%, which would reduce Algoma's pension funding obligations to near zero (required preparation of formal valuation to be delivered to regulators)

- As part of the agreement to emerge from Bankruptcy, Algoma agreed to assume the following pension plans: (i) Hourly DB plan; (ii) Salaried DB plan; and (iii) WRAP plan
- The agreement calls for the following payments with respect to its pension plans:
  - $24 million (C$31 million) annual special payments to the Hourly and Salaried DB plans until the plans are 85% funded, following which Algoma will make Pension Benefits Guarantee Fund premium payments of $1.5 million (C$2 million) per annum (decreases over time as the underfunded amount and the number of members decreases)
  - Payments to the WRAP plan which constitute the lesser of $4 million (C$5 million) in annual special payments and the annual required pay out amount to WRAP pensioners

Estimated Solvency Funded Position by Plan

(US$ millions)	March 31, 2020		March 1, 2021	
	Hourly	Salaried	Hourly	Salaried
Assets	$627	$243	$973	$381
Liabilities	$880	$351	$1,102	$446
Net Funded Position	($254)	($108)	($129)	($65)
Funded %	**71%**	**69%**	**88%**	**85%**

Note: on a going-concern basis, the Pension plans are estimated to be fully funded in the near-term

With the Pension Contractually Funded, Algoma is positioned to begin an EAF Transformation with a balance sheet clean of significant legacy liability payments

Source: Company information.

35

Algoma Remains Committed to Sustainable Corporate Citizenship

ALGOMA STEEL INC.

Environment

- Algoma has a demonstrated commitment to environmental protection
- Published a Health, Safety and Environment Policy with a focus on continuous improvement

5 Key Areas of Commitment to the Environment	
Air	• Algoma has achieved a 65% reduction in particulate emissions since 2002 • Currently focus on cokemaking emissions
Energy	• Demonstrated partner in Canada's commitment to the global reduction of CO_2 emissions with an overall reduction of 54% in energy intensity per ton of steel since 1993
Waste	• Steel is the most recycled material in the world and doesn't lose quality through the recycling process • Every steelmaking heat at Algoma contains scrap steel which is recycled through manufacturing for new end-use applications • Algoma recycles or reuses 80%+ of waste materials from operations
Water	• Treated process water meets or exceeds requirements set out by the Ontario Ministry of Environment • 45% of water is recycled
Noise	• Algoma has developed a plan to reduce noise emissions from 11 sources throughout the steelworks

Community Involvement

- As the largest employer in Sault Ste. Marie, Algoma Steel is an active responsible stakeholder and is actively involved in advancing and preserving the quality of life in the community
- Long history of charitable giving and corporate partnerships
  - 50-year partnership with United Way as a founder and leading corporate sponsor
  - Member of Sault Ste Marie Chamber of Commerce
- In addition, Algoma sponsors several scholarships, which are primarily intended for children of Algoma's past and present employees
  - Northern Ontario School of Medicine
  - Sault College: Algoma Award of Excellence
  - Algoma University: Algoma Student Assistance Award



Source: Company information.

36

Strong Employee Relations and Company-wide Dedication to Health and Safety

ALGOMA STEEL INC.

Continued focus and improvement in Lost Time Injury Frequency Rate (LTIFR)



1.30
0.90
1.00
0.30
0.10
0.30
0.20
0.30
0.10
0.19
0.23
0.19
F2010
F2011
F2012
F2013
F2014
F2015
F2016
F2017
F2018
F2019
F2020
F2021 YTD(1)

Health & Safety Performance

- Ongoing commitment to superior Health & Safety performance has led to sustained improvement of safety metrics over time
- Health & safety remains our highest priority and to further the Company's efforts to improve, we are implementing an ISO 45001 Safety Management System
- Algoma employs a cooperative Joint Health and Safety System to provide a healthy and safe workplace
- Proud member of the Sault Ste. Marie Safe Communities Partnership and Northern Ontario Safety Group, with over 100 member organizations that exchange best practices and provide access to ongoing training

Significantly Outperforming Global Average LTIFR of 0.83 in CY2019

Safety is Algoma Steel's top priority

Source: Company information. Note: Lost Time Injury Frequency is calculated as ((Number of lost time injuries in the reporting period x 200,000) / Total hours worked in the reporting period).
(1) F2021 YTD is as of February 2021.

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38 Historical EBITDA Reconciliation Source: Company information. Note: US$mm figures c onverted from CAD to USD at the average historical FX rate of each respective financial period (FY2018: 1.28; FY2019: 1.31; F Y20 20: 1.33; 9Mos ending 12/31/19: 1.32; 9Mos ending 12/31/20: 1.34). 12 - month period ending March 31 of the respective year 9 - month period ending Through - the Cycle Average (FY2018 - FY2020) C$ millions, unless noted FY2018 FY2019 FY2020 12/31/2019 12/31/2020 Net Income / (Loss) ($24.2) $112.1 ($175.9) ($195.3) ($176.2) Amortization of PP&E & Intangibles $50.2 $73.7 $128.1 $106.1 $65.5 Finance Costs $187.8 $140.0 $63.8 $47.0 $52.6 Interest on Pensions and OPEB $16.5 $19.0 $17.3 $12.9 $12.9 Income Taxes ($4.9) $2.4 ($4.3) ($3.8) -- Reorganization Costs $29.3 $46.2 -- -- -- Foreign Exchange Gain $19.9 ($15.3) ($35.3) $14.9 $66.6 Finance Income $1.9 ($0.7) ($2.6) ($1.9) ($1.1) Inventory Write - downs $0.1 $1.9 ($1.6) $0.7 $0.3 Carbon Tax $0.0 $0.0 $6.9 $4.0 $11.6 Exceptional Items $0.0 $16.4 $1.4 $1.4 -- EBITDA $276.6 $395.7 ($2.2) ($14.0) $32.2 $223.4 Tariff Expenses $0.0 $225.5 $27.8 $27.8 -- Capacity Utilization Adjustment -- -- $32.7 $32.7 -- Adjusted EBITDA $276.6 $621.2 $58.3 $46.5 $32.2 $318.7 Adjusted EBITDA (US$mm) $216.1 $473.4 $43.8 $35.1 $24.0 $244.7

39 Projected EBITDA Reconciliation Source: Company information. Note: EBITDA reconciliation provided from Revenue to EBITDA. US$mm figures converted from CAD to USD at a 1.26 FX rate. (1) Excludes freight revenue and expense, and non - steel revenue and non - steel cost of sales (generally related to the sale of by - pro ducts). Freight is reflected equally in revenue and costs of goods sold. Non - steel revenue typically approximates non - steel cost of sales. (C$ millions, unless noted) CY 2021P Steel Revenue (1) $3,011 Steel CoGS (1) $1,903 Gross Profit $1,108 SG&A $63 Operating Income $1,045 Plus: D&A $78 Plus: Carbon Tax $8 Adjusted EBITDA $1,131 Adjusted EBITDA (US$ millions) $901

40 Term Definition Basic Oxygen Furnace (BOF) Vessel used to convert liquid hot metal from a blast furnace into steel Blast Furnace (BF) Metallurgical furnace combining fuel, ores and flux to smelt iron ore to produce pig iron, which is fed downstream into a BOF Cogeneration Also known as combined heat and power (CHP), a cogeneration plant uses gas generated from the steelmaking process to create electricity Coke Fuel for a Blast Furnace that is made by heating coal in the absence of air Cold Rolled Sheet Hot rolled steel that has been further processed to increase its strength and strength - to - weight ratio, providing better overall surface finish Continuous casting Process whereby molten metal is solidified into a "semi - finished" billet, bloom, or slab for subsequent rolling in the finishing mills Electric Arc Furnace (EAF) Method for producing steel with primary inputs of scrap steel and electricity. EAFs form new steel by heat charging material with an electric arc Hard coking coal (HCC) A category of metallurgical coal that is converted to coke and used as fuel for the blast furnace in an integrated steel mill Hot Briquetted Iron (HBI) Compacted form of direct reduced iron (DRI) that serves as a supplement for pig iron and scrap in electric arc furnace steel mills Hot Metal Blast furnace iron ore that is charged to the BOF in hot liquid form Hot Rolled Sheet Carbon steel product commonly used for applications in which dimensional tolerances and surface finish quality is not critical (e.g. automotive accessories, stampings) Glossary Term Definition Iron Ore Pellets Pellets are small balls of iron ore used in the production of steel that are agglomerated from fines Limestone Also referred to as flux, limestone is an essential input in a blast furnace Ladle Metallurgy Furnace (LMF) Holding furnace for hot metal coming out of the BOF or EAF, increases capacity of melt shop and allows for improvements to steel grade Metallics Iron ore or similar products that are used to produce raw steel NOx Nitrous oxide (NOx) is a greenhouse gas that traps heat in the atmosphere NSR Net Sales Realization: the average selling price of steel excluding costs of freight Pig Iron Intermediate solid input made by smelting iron ore with a high - carbon fuel and reductant, such as coke, with flux for use as a feedstock in the BOF Plate Includes steel sheet metal that is 5mm or thicker used for construction or structural purposes due to its low maintenance versatility (e.g. shipping containers, roofing, heavy equipment) Prime Scrap High quality, clean scrap metal that tends to trade at a premium to lower quality shredded scrap Slab Thick semi - finished (intermediate) steel that is further converted into hot rolled sheet or plate Service center Wholesalers that may further process steel purchased from manufacturer (e.g. cutting or forming) SOx Sulfur oxide (SOx) is an air pollutant that has negative health consequences

57